Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-165057 September 15, 2010

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The ETF landscape has changed dramatically from 2000. Today, there are nearly 1000 ETFs to select from covering a wide range of asset classes and over 20 providers. The resilience, growth, and volume of interest in ETFs - despite market volatility - speaks to the breadth and depth of exposure available through ETFs and their applications. Today, ETFs offer access to nearly any asset class or targeted segment of the market - in a cost-effective, tax-efficient way.

•	ETFs have experienced tremendous growth, more than doubling in AUM since 2005

•	ETFs represent roughly 10% of the fund industry in terms of AUM. (source: Strategic Insight, FactSet, Bloomberg and BlackRock; as of 12/31/09)

•	For the 12-month period ending 2009, ETFs captured 1 in 4 dollars of all fund (ETF & MF) flows. (Source: Strategic Insight and BlackRock)

•	For the first seven months of 2010 (through July 2010), ETFs captured 1 in 5 dollars of all fund (ETF & MF) flows. (Source: Strategic Insight and BlackRock)

•	Over 25% of all equity trades on U.S. exchanges are comprised of exchange-traded funds (Source: NYSE Arca, FactSet, and BlackRock; as of July 2010).

•	In July 2010, 4 out of the 10 most liquid stocks on U.S. exchanges were actually exchange-traded funds (Source: NYSE Arca, FactSet, and BlackRock).

Innovations in product structure have allowed ETFs to expand beyond the traditional, open-end fund structure most associated with ETFs. So what does structure mean? We can start by thinking of structural differences that exist first at the highest level - based on the laws under which the products are registered: under the 1940 Investment Company Act or the Securities Act of 1933. Each structure has unique exposure, risk and tax implications. These nuances may make some structures and products more appropriate for some investors than others.

1940 Act ETFs

•	Open-End Funds - The vast majority of ETFs are structured as open end investment companies and operate under the ‘40 Act regulations.

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Unit Investment Trust (UIT). While some UITs are the biggest ETFs in the industry, they are also some of the oldest. ETF structures have evolved into open-end funds, but still this legacy structure is important to understand when comparing similar ETFs.

1933 Act ETFs

•	There are several types of 1933 Act exchange traded products.

•	It’s more difficult to generalize these products by type, making it even more important to evaluate the structure of them at a product level.

•	Examples of structures: Grantor Trust, Limited Partnerships and Exchange Traded Notes

Focusing on Open-End Funds and Grantor Trusts:

1.	Open-End 40 Act Fund - Vast majority of ETFs are structured as open end investment companies and operate under the ‘40 act regulations.

•	Rules of diversification make it challenging to manage a concentrated portfolio - such as a commodity fund like gold

2.	Grantor Trust - Many single commodity ETFs are structured as grantor trusts; These products are required to hold a finite number of assets, and cannot receive income, which is why this structure is typically suited for exposures such as commodities (like silver or gold bars). Owners of these trusts own a corresponding share of assets in the trust. The trusts issue shares representing fractional undivided beneficial interests in its net assets. Investors typically receive grantor trust letters with their tax information instead of being included on their 1099’s.

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Historically, investors looking to add gold to their portfolios had three primary options to choose from.

Physical gold

Holding bullion, jewelry, coins and gold certificates provides pure access to gold. These forms of gold exposure, however, generally are not as liquid as holding a security (like a stock or futures contract) and may be impractical or costly to store, buy and/or secure.

Derivatives and future contracts

Derivatives and future contracts have predominantly been limited to large institutional investors with the resources and experience to administer these positions themselves.

Investments in the equities of mining stocks or in precious metal mutual funds

Prior to the introduction of exchange traded products, mutual funds presented the most viable option for individual investors or small institutions seeking to invest in gold because mutual funds provide convenient access to gold-linked investments at generally reasonable costs and low investment minimums. There are approximately 20 mutual funds encompassing over $29 billion in assets providing exposure to gold.5 Investing in the equities of mining companies, however, provides imprecise exposure to gold given that mining companies may hedge their exposure to the price of gold. The five-year average correlation of precious metal mutual funds to the gold spot price is 0.75, while the five-year average correlation of precious metal mutual funds to the S&P 500® Index is 0.41.6

5.	Source: Morningstar, as of 4/30/10.
6.	Source: Morningstar, as of 3/31/10.

Exchange traded products represent a recent innovation for accessing the gold market. These investment vehicles typically offer the ability for investors to buy and sell their investment in gold through a brokerage account. Within exchange traded products, there are several approaches for delivering gold exposure.

Equities

These products typically gain exposure by investing in equities tied to the gold market, such as gold mining companies. These products typically have less historical correlation to gold and higher historical correlation to the equity market than products holding physical gold or investing in gold futures.

Gold-based futures

These products hold gold futures contracts and typically roll those forward as necessary to avoid taking physical delivery of gold. While these products are more directly linked to the price of gold, they may diverge from the actual spot price of gold because of the roll costs associated with accessing gold via the futures market.

Physical gold

These exchange traded products, usually structured as trusts, offer investors participation in a trust that holds actual physical gold bullion. Because they hold physical gold, these products offer the most direct access to the current price of gold

As of 4/30/10, there were 11 gold exchange traded products representing $56 billion in assets. Of those products, only 3 track and hold actual physical gold bullion. The remainder use equities or derivatives.

Do physically backed gold ETFs reflect the price of gold? This example shows that the iShares Gold Trust has historically reflected the price of gold.

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The iShares Gold Trust (“Trust”) seeks to correspond generally to the day-to-day movement of the price of gold bullion. The objective of the Trust is for the value to reflect, at any given time, the price of gold owned by the Trust at that time, less the expenses and liabilities of the Trust.

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Backed by Physical Gold: The shares are backed by gold, identified on the custodian’s books as property of the Trust and held by the custodian in vaults in the vicinity of New York, Toronto, London and other locations. The Trust is the first US-listed gold ETF to have Trust assets fully allocated every business day before any new shares are issued.

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Accessible: Investors may purchase and sell shares through traditional brokerage accounts. The shares are listed and trade on NYSE Arca and are available to be bought or sold throughout the trading day.

•	Cost Efficient: Shares of the Trust may represent a cost-efficient alternative to investments in gold for investors not otherwise in a position to participate directly in the market for physical gold.

•	Transparent: Price, NAV and holding amounts of gold are available daily on iShares.com. Vault inspections are conducted twice a year and inspection certificates are available on iShares.com.